

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 20, 2016

<u>Via E-Mail</u>
Mr. Jeffrey Cosman
Chief Executive Officer
Meridian Waste Solutions, Inc.
12540 Broadwell Road, Suite 2104
Milton, GA 30004

> **Re: Meridian Waste Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 14, 2016**
> **File No. 333-212005**

Dear Mr. Cosman:

This is to advise you that we have not reviewed and will not review the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

If you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the registered securities.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

/s/ Jay Ingram

Jay E. Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc: Via E-Mail
        Joseph M. Lucosky, Esq.
        Scott E. Linsky, Esq.
        Lawrence Metelitsa, Esq.
        Lucosky Brookman LLP
        101 Wood Avenue South, 5th Floor
        Woodbridge, NJ 08830